Natcore Technology Tapped as Project Manager For 200 MW Solar Park in Vietnam Program is Fruit of Natcore’s “Best of Breed” Program

ROCHESTER, N.Y., Aug. 16, 2016 /CNW/ - Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF)has signed a Memorandum of Understanding with a European developer of international renewable energy projects and a Vietnamese consortium under which the organizations would form a separate company to develop a 200 MW solar energy project in Vietnam.

The projected cost of the project is approximately US$300 million, which includes all the costs of engineering/procurement/construction (EPC), land acquisitions, development fees and other expenses.

The 200MW project would be completed in several phases, the first of which will be about 10 MW. Each phase will be located at a site mutually agreed upon in selected provinces of Vietnam. By completing the project in tranches, the parties will be able to generate revenue before the entire project is completed. The project would include a laboratory facility and, potentially, a solar panel manufacturing facility.

Under the terms of the agreement, Natcore would:

•	Design, develop, implement and bring the solar plants to the turnkey phase;

•	Serve as supplier of the project;

•	Select suppliers, PV plants and engineering, procurement, construction (EPC) company;

•	Serve as project manager.

Natcore will be compensated on a “cost-plus” basis and with licensing fees for its technology as it is provided.

This project arose from a consulting service established by Natcore to provide unbiased business and technical advice to potential new solar cell and solar panel manufacturers and to established solar manufacturers wishing to upgrade their facilities.

As part of their service, Natcore will recommend a “best of breed” selection of manufacturing equipment to its clients, and will offer limited exclusivity to incorporate new technology developed by Natcore into the client facilities when such technology becomes available for commercial production. Since Natcore is not itself a manufacturer, it is able to buy components or employ vendors without bias. Thus, Natcore will have the freedom to provide optimum products with appropriate warranties and efficiencies.

This is the second project to be assigned to Natcore as a result of its Best-of-Breed program. On March 22, the company announced that it would oversee development of a 10 MW PV array in Belize.

“Our ‘Best of Breed’ initiative is a direct result of our being approached repeatedly by groups requesting our solar cells for their power projects, even though our technology has not yet reached the market,” says Natcore President and CEO Chuck Provini. “It has taken on a life of its own. So we anticipate that it will continue to grow and fund development of our paradigm-shifting laser-processed solar cell technology.” “Since we announced the Belize project, we’ve also been approached by companies who want us to use their components, such as solar cells, solar panels, inverters, frames, tracking systems, etc.” added Provini. “We think this Vietnam announcement will generate more calls of that nature. We’ll gladly take those calls, since we promise our clients that we’ll scour the marketplace to find the optimum elements for their solar facilities.”

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry. Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 65 patents (30 granted and 35 pending), Natcore is on the leading edge of solar research. www.NatcoreSolar.com

Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

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SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 09:00e 16-AUG-16